Mail Stop 6010

July 11, 2007

Jeffrey Kang, Chief Executive Officer
Comtech Group, Inc.
Room 10001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 5180
Peoples Republic of China

Re: Comtech Group, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the fiscal quarter ended March 31, 2007
Forms 8-K for 2007
File No. 0-2642

Dear Mr. Kang:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant